October 17, 2014

VIA EDGAR

Attention: Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	The India Fund, Inc. (File Number 811-08266)

Ladies and Gentlemen:

As required by Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the “1940 Act”), The India Fund, Inc. (the “Fund”), is enclosing for filing with the Securities and Exchange Commission:

•	A copy of the Fund’s Investment Company Blanket Bond, Policy Number B080121822P14 (the “Bond”); and

•

A Secretary’s Certificate certifying resolutions adopted by the Fund’s Board of Directors , including a majority of the Board of Directors who are not “interested persons” of the Fund under the 1940 Act, on August 4, 2014 approving the form and amount of the Bond.

The premium for the fidelity bond has been paid for the period from 12:01 a.m., Eastern Standard Time, on November 1, 2014 to 12:01 a.m., Eastern Standard Time, on November 1, 2015.

Sincerely,

/s/ Alan R. Goodson
Alan R. Goodson, President
The India Fund, Inc.